Press Release dated May 26, 2003

Sprint Canada renews telecommunications contract with over 1,000 health and social service organizations in Québec en Français (MONTRÉAL, Québec), May 26, 2003 — Sprint Canada Inc., a national provider of residential and business telecommunications services and a wholly-owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B) today announced that it has renewed a two-year contract with Approvisionnements — Montréal santé et services sociaux, to provide long distance, toll free service, and calling cards to 1,000 health and social service organizations in Québec. The value of the two-year contract is estimated to be $2.6 million.

Approvisionnements — Montréal santé et services sociaux was established to acquire goods and services for all health and social service organizations in the Greater Montréal and Laval regions. The corporation also purchases goods and services on behalf of other health and social service organizations when greater economies of scale can be achieved, as is the case with telecommunication services.

Sprint Canada began providing long distance, toll free and calling card services to Québec’s health and social service organizations through Approvisionnements — Montréal santé et services sociaux, in 1994. In 2000, Sprint Canada was again awarded a contract to provide service through a public tendering process. Utilizing Sprint Canada’s high-speed network, Québec’s health and social service organizations have increased productivity and been able to control costs when making long distance, fax, modem and FONCARDTM calls across the province, country and around the world.

“Sprint Canada’s technology and a reliable network are givens. What continues to set the company apart is the high level of customer service it provides in order to support the individual needs of over 1,000 agencies within our membership,” said Yves Godin, operations manager, Approvisionnements — Montréal santé et services sociaux. “We renewed the two-year contract with Sprint Canada because we have found that their service team brings a keen understanding of both the financial challenges facing the public sector today and the imperative to provide reliable technology and excellent customer support.”

“We are delighted that Approvisionnements — Montréal santé et services sociaux has once again selected Sprint Canada as their telecommunications’ provider,” said Philippe Sicotte, vice-president, Québec and federal regions, Sprint Canada. “Helping organizations optimize and cost-effectively manage their telecommunications needs, sets our company apart from our competitors. Our solutions focused sales and service model allow us to provide comprehensive solutions oriented voice, data and network solutions to organizations of all sizes.”

The long distance, toll free and calling card services will be supported by a custom billing and reporting system that will allow the user organizations to customize their reports, manage their telecommunications costs and maintain their systems in an efficient manner. The customized billing and reporting system is similar to Sprint Canada’s industry leading Bill Analysis Software™.

Approvisionnements — Montréal santé et services sociaux joins a growing list of Canada’s leading organizations that have recently selected Sprint Canada as their telecommunications provider.

Approvisionnements — Montréal santé et services sociaux

Approvisionnements — Montréal is a non-profit organization constituted in compliance with the Health and Social Services Law. The organization encourages, develops and manages overall provisioning for the establishments located in the Montréal Centre and Laval regions. In these regions, Approvisionnements — Montréal serves over 140 health and social services establishments that purchase more than $500 million in goods and services annually.

About Sprint Canada Inc.

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and consumers. Sprint Canada Inc. and Call-Net Enterprises are headquartered in Toronto, owns and operate an extensive national fibre network and have over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.sprint.ca and www.callnet.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com